Exhibit 99.1

19th November 2003

InterContinental Hotels Group PLC
Pro forma Results for the Nine Months to 30 September 2003

		Three months to			Nine months to
		30 Sept 2003* £m	30 Sept 2002* £m	% change	30 Sept 2003* £m	30 Sept 2002* £m	% change
Hotels
–	Turnover	387	385	0.5%	1,095	1,155	(5.2)%
–	EBITDA	122	112	8.9%	284	306	(7.2)%
–	Operating profit	81	76	6.6%	167	202	(17.3)%
Soft Drinks
–	Turnover	182	155	17.4%	517	465	11.2%
–	EBITDA	36	33	9.1%	97	90	7.8%
–	Operating profit	27	22	22.7%	66	56	17.9%
Group
–	Turnover	569	540	5.4%	1,612	1,620	(0.5)%
–	EBITDA	153	142	7.7%	366	391	(6.4)%
–	Operating profit	103	94	9.6%	217	251	(13.5)%
–	Profit before tax	93	82	13.4%	185	215	(14.0)%
Earnings per share (pence)		8.1	6.9	17.4%	15.7	18.1	(13.3)%

*	Pro forma numbers before exceptional items. Soft Drinks results to 27 September 2003 (28 September 2002).

•	Group operating profit for the quarter to 30 September 2003 up 9.6%.
•	Total Hotels operating profit for the quarter to 30 September 2003 up 6.6%.
	–	Americas operating profit up $5m to $82m demonstrating the strength of our midscale franchising business and indicating signs of improvement in some markets, but no consistent trend.
	–	EMEA operating profit down £5m to £37m. Continental Europe remains challenging, particularly in France and Germany. UK Holiday Inn estate continues to show positive trends with performance consistently ahead of the market.
	–	Asia Pacific operating profit marginally below last year at $6m with business now close to pre SARS levels.
	–	Central overheads and marketing down by £8m.
•	Improved distribution in the extended stay market with the acquisition of the Candlewood Suites brand, subject to CNDL shareholder approval.
•	Cost reduction programme on track with annualised run rate of savings of $70m as at September 2003.
•	Continuing strong cash and capital control. Net debt at 30 September 2003, £532m.
•	Excellent performance for Soft Drinks with record profits for the quarter of £27m – up 22.7% against the prior year, helped by exceptional summer weather.

Richard North, chief executive, InterContinental Hotels Group PLC said:

“We continue to strengthen this great company for the future. We are driving revenue, cutting overheads and selling assets we do not need to own.

“Trading around the world is something of a mixed bag. We are seeing the beginning of a recovery in the UK but conditions in Europe remain difficult. Asia Pacific has proved enormously resilient with trading now close to pre SARS levels. Finally, North America appears to be at the turning point but we are not yet convinced that a sustainable upturn has begun.

“We have achieved a great deal, albeit much remains to be done. Nonetheless we are well placed to benefit from the recovery when it comes.”

For further information, please contact:

Karen Whitworth, Investor Relations	01753 410 177
Dee Cayhill, Corporate Affairs	01753 410 423
Kathryn Holland, Corporate Affairs	01753 410 425

Teleconference for Analysts

A teleconference with Richard North (CEO) and Richard Solomons (CFO) will commence at 9.00 am (London time) on 19th November. There will be an opportunity to ask questions. The conference call will conclude at approximately 9.30 am (London time).

To join us for this conference call please dial the relevant number below by 9.00 am (London time).

International dial-in	Tel: +44 (0) 1452 569 339
UK dial-in	Tel: 0845 245 5300
US dial-in	Tel: 1866 629 0055

A recording of the conference call will be available for 7 days. To access this please dial the relevant number below and use the access number 676483

International dial in	Tel: +44 (0) 1452 550 000
UK dial in	Tel: 0845 245 5205
US dial in	Tel: 1866 276 1167

Website

The full release and supplementary data will be available on our website from 7.00 am on 19th November. The web address is http://www.ihgplc.com/septemberresults

INTERCONTINENTAL HOTELS GROUP

Following shareholder and regulatory approval, on 15 April 2003 Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (IHG) comprising the Hotels and Soft Drinks businesses and Mitchells & Butlers plc (MAB) comprising the Retail and Standard Commercial Property Developments businesses (the “Separation”).

The financial statements following this Operating Review constitute a second set of Interim Results required by the UK Listing Rules as a result of IHG’s change to a calendar year end. The financial statements include the results of the Hotels and Soft Drinks businesses for the 12 months to September 2003 together with the results of MAB up until Separation.

This Operating Review concentrates on the performance of the Hotels and Soft Drinks businesses for the quarter to 30 September 2003 and the results for the nine months to 30 September 2003.

GROUP SUMMARY

	Three months to			Nine months to
	30 Sept 2003* £m	30 Sept 2002* £m	% change	30 Sept 2003* £m	30 Sept 2002* £m	% change

Turnover	569	540	5.4%	1,612	1,620	(0.5)%
Operating profit:
Hotels	81	76	6.6%	167	202	(17.3)%
Soft Drinks	27	22	22.7%	66	56	17.9%
Other	(5)	(4)	(25.0)%	(16)	(7)	(128.6)%

Total operating profit	103	94	9.6%	217	251	(13.5)%

*	Pro forma numbers before operating exceptionals.

HOTELS

Hotels results	Three months to			Nine months to
	30 Sept 2003 £m	30 Sept 2002 £m	% change	30 Sept 2003 £m	30 Sept 2002 £m	% change

Turnover:
Americas	138	146	(5.5)%	410	442	(7.2)%
EMEA	222	212	4.7%	607	618	(1.8)%
Asia Pacific	27	27	—%	78	95	(17.9)%

Total turnover	387	385	0.5%	1,095	1,155	(5.2)%

Operating profit:
Americas	51	48	6.3%	134	141	(5.0)%
EMEA	37	42	(11.9)%	67	97	(30.9)%
Asia Pacific	3	4	(25.0)%	7	18	(61.1)%
Other	(10)	(18)	44.4%	(41)	(54)	24.1%

Total operating profit	81	76	6.6%	167	202	(17.3)%

Americas

	Three months to			Nine months to
Americas results	30 Sept 2003 $m	30 Sept 2002 $m	% change	30 Sept 2003 $m	30 Sept 2002 $m	% change

Turnover	221	230	(3.9)%	662	657	0.8%

Operating profit:
Owned & Leased	5	7	(28.6)%	18	20	(10.0)%
Managed & Upscale Franchised	10	10	—%	29	30	(3.3)%
Midscale Franchised	67	60	11.7%	169	160	5.6%

Total operating profit	82	77	6.5%	216	210	2.9%

Total operating profit in the quarter to 30 September 2003 was 6.5% ahead of last year. Total operating profit at $216m for the nine months to 30 September 2003 was 2.9% ahead of last year demonstrating, in particular, the strength of our midscale franchise business and reduced overheads.

Americas – RevPAR movement on previous year	Three months to September	Six months to June	Nine months to September
	2003	2003	2003

InterContinental O&L	4.6%	2.2%	2.8%
Holiday Inn Franchise	0.3%	(3.7)%	(2.3)%
Holiday Inn Express Franchise	3.5%	(0.6)%	1.0%

In the quarter to 30 September 2003 we continued to see an improvement in RevPAR in the InterContinental owned & leased (O&L) estate when compared with the previous year and over the nine months to 30 September 2003 RevPAR growth was 2.8%. The InterContinental O&L properties continue to outperform their market reflecting the benefits of the refurbishment programme and the brand re-positioning investment. Adjusting for the sale of 16 Staybridge Suites properties to Hospitality Property Trust (HPT) in July, O&L operating profit was marginally higher than the prior year.

In the quarter to 30 September 2003, operating profit from the managed and upscale franchise business was flat on 2002 with the contribution from the properties sold to HPT in July not being material in the period. For the nine months to 30 September 2003 operating profit was down $1m at $29m, reflecting continuing difficult economic conditions in Latin America and the impact of SARS on the Toronto Crowne Plaza property.

The quarter to 30 September 2003 showed some signs of encouraging growth in RevPAR (in particular with rate driven improvements) but it is too early to identify any firm trends. The growth in operating profit in the midscale franchise business of $7m in the quarter was due to a mix of trading and overhead savings. Operating profit for the nine months to 30 September 2003 at $169m was 5.6% better than 2002. Express continues to outperform its market whilst Holiday Inn is performing in line with, or marginally below, its market.

Europe, the Middle East and Africa (EMEA)

	Three months to			Nine months to
EMEA results	30 Sept 2003 £m	30 Sept 2002 £m	% change	30 Sept 2003 £m	30 Sept 2002 £m	% change

Turnover	222	212	4.7%	607	618	(1.8)%

Operating profit:
Owned & Leased	29	34	(14.7)%	48	75	(36.0)%
Managed & Upscale Franchised	8	8	–%	19	22	(13.6)%

Total operating profit	37	42	(11.9)%	67	97	(30.9)%

Total operating profit in the quarter to 30 September 2003 was only 11.9% down on the prior year.

Overall, EMEA operating profit for the nine months to September was 30.9% down on last year.

EMEA – RevPAR movement on previous year	Three months to September	Six months to June	Nine months to September
	2003	2003	2003

InterContinental O&L	(4.6)%	(11.5)%	(8.9)%
Crowne Plaza O&L	(4.4)%	(3.7)%	(3.9)%
Holiday Inn UK London	0.9%	(8.5)%	(5.1)%
Holiday Inn UK Regions	6.5%	1.3%	3.2%

In the quarter to 30 September 2003 RevPAR growth generally improved compared with the six months to June, but most of the growth was occupancy driven.

Conditions across the region varied significantly over the quarter to 30 September 2003 with Paris, Frankfurt and Rome continuing to be affected by the reduction in international visitors. In London and the UK Regional estate there were signs of improvement in the last quarter. The UK Holiday Inn estate experienced RevPAR growth over last year’s levels for four consecutive months and continued to significantly outperform its relative market. In London the Holiday Inn estate also continued to outperform its peer group.

The InterContinental Le Grand Hotel Paris was substantially re-opened by the end of September but the Paris market continued to be depressed. In September the May Fair InterContinental Hotel was sold.

RevPAR improvements were primarily occupancy driven and fixed costs and depreciation continued to impact on profit. Results in the O&L estate for the quarter to 30 September 2003 were, however, improved by a reduction in overheads.

Managed and franchised operating profit continued to be resilient, operating profit for the quarter to 30 September 2003 being the same as last year.

Asia Pacific

	Three months to			Nine months to
Asia Pacific results	30 Sept 2003 $m	30 Sept 2002 $m	% change	30 Sept 2003 $m	30 Sept 2002 $m	% change

Turnover	44	44	—%	126	141	(10.6)%

Operating profit	6	7	(14.3)%	11	27	(59.3)%

The results for the quarter to 30 September 2003 were only marginally below the results for 2002.

Overall, Asia Pacific operating profit was $11m compared with $27m for the nine months to September 2002.

Key markets in this region were severely impacted by the SARS virus in the second calendar quarter of 2003 but the region is now recovering, with significantly improved results in the quarter to 30 September 2003. In the six months to June RevPAR in the Asia Pacific O&L estate was down 9.6% on the prior year, whilst in the quarter to 30 September 2003 RevPAR grew by 2.5% over the previous year; a significant turnaround. In September RevPAR at the InterContinental Hong Kong was only down 5.9% on 2002 levels compared with 46.0% down for the six months to June 2003.

Other

	Three months to			Nine months to
	30 Sept 2003 $m	30 Sept 2002 $m	% change	30 Sept 2003 $m	30 Sept 2002 $m	% change

Net costs	17	30	43.3%	66	80	17.5%

The Other segment includes central overheads, marketing costs and goodwill amortisation less dividends received from FelCor and other income items. Dividends received from FelCor were $1m compared with $4m in 2002. The reduction of $14m for the nine months to September 2003 ($17m after adjusting for income items) reflects the continued drive to control costs in the business. Costs in the quarter to 30 September 2003, in particular, were reduced by the phasing of marketing spend and savings arising from the organisation review.

Throughout the Hotels business bonuses in the nine months to 30 September 2003, as for 2002, were lower, mainly as a result of reduced profitability.

SOFT DRINKS

	Three months to			Nine months to
Soft Drinks results	30 Sept 2003 £m	30 Sept 2002 £m	% change	30 Sept 2003 £m	30 Sept 2002 £m	% change

Turnover	182	155	17.4%	517	465	11.2%

Operating profit	27	22	22.7%	66	56	17.9%

The Soft Drinks business continues to produce excellent results helped by the exceptional summer weather. Operating profit for the 12 weeks to 27 September was £5m above last year.

For the 40 weeks to 27 September 2003, turnover rose 11.2% to £517m as a consequence of volume increases and a growth in average realised price due to a higher mix of premium priced products. Overall sales volumes were 7.4% higher, with significant contributions from Robinsons and Tango.

Costs were well controlled and operating margins grew, resulting in total operating profit up 17.9% to £66m for the 40 weeks to 27 September 2003.

ORGANISATION REVIEW

The fundamental reorganisation in Hotels is proceeding to plan. As a result of the reorganisation at least $100m of annual ongoing overhead savings against the budgeted cost base for the fiscal year to 30 September 2003 will be delivered by December 2004. By 30 September 2003 the annualised run rate of savings achieved was $70m ($61m at August 2003) and over 670 positions had been eliminated (597 at August 2003).

TREASURY

Pro forma operating cash flow for the businesses that now comprise IHG in the nine months to September 2003 was an inflow of £453m after gross capital expenditure of £235m and disposal proceeds of £250m. This reflects strong working capital management and capital control. Capital expenditure in the period included the continuing investment in the Holiday Inn UK estate, the refurbishment of the InterContinental Le Grand Hotel Paris and spend on the construction of Holiday Inn Paris Disney.

In October, IHG launched and priced an offering of €600m of Euro denominated bonds under its recently completed €1bn Euro Medium Term Note facility. The bonds, which have a final maturity date of 20 October 2010, carry a coupon of 4.75% payable annually. The proceeds were received on 20 October 2003, on which date the $887m 364-day tranche of the syndicated loan facility was cancelled.

IHG has also filed an F-3 Registration Statement in the United States which is a key step in enabling IHG to raise debt of up to $1bn in the US markets, if required.

PRO FORMA INFORMATION

IHG has changed its year end to 31 December to be in line with the majority of other quoted hotel groups and to better reflect annual contract negotiation timings. The first set of audited published results for IHG will therefore be for the 15 months ending 31 December 2003. These results will include pro forma results for the 12 months to 31 December 2003.

The pro forma information set out below comprises the results of those businesses that form IHG following the separation as if IHG had been in existence since 1 October 2001. The information is provided as guidance only; it is not audited and, as pro forma information, it does not give a full picture of the financial position of the Group. The key assumptions used in the preparation of the information are as follows:

i	The pro forma information has been prepared using accounting policies consistent with those used in the historic Six Continents PLC interim and year end financial statements.
ii	Pro forma interest has been calculated to reflect the post separation capital structure of the Group as if it had been in place at 1 October 2001, using interest rate differentials applicable under the post separation borrowing agreements and excluding facility fee amortisation. Dividend payments have been assumed at the expected ongoing level.
iii	Pro forma tax is based on an estimated normal rate of tax for IHG of 25% (2002 27%) applied to pro forma profit before taxation.
iv	Adjustments have been made, where appropriate, to exclude any arrangements with the demerged Mitchells & Butlers Group.
v	Pro forma earnings per share is based on pro forma retained profit divided by 734 million shares, being the issued share capital of InterContinental Hotels Group PLC on separation.
vi	The pro forma profit and loss account and operating cash flow excludes all exceptional items as being non-recurring.

Pro forma Profit and Loss Account

InterContinental Hotels Group	Three months to September 2003 £m	Nine months to September 2003 £m	Nine months to September 2002 £m

Turnover	569	1,612	1,620

Operating profit:
Hotels:
Americas	51	134	141
EMEA	37	67	97
Asia Pacific	3	7	18
Other	(10)	(41)	(54)

Total Hotels	81	167	202
Soft Drinks	27	66	56
Other activities	(5)	(16)	(7)

Total operating profit	103	217	251
Net interest charge	(10)	(32)	(36)

Profit before taxation	93	185	215
Tax charge	(23)	(46)	(60)
Minority equity interests	(11)	(24)	(22)

Retained profit for the period	59	115	133

Earnings per share (pence)	8.1	15.7	18.1

EBITDA	153	366	391

Pro forma operating cash flow

Operating profit	103	217
Depreciation/amortisation	50	149
Working capital/other	47	72
Capital expenditure	(77)	(235)
Disposal proceeds	232	250

Operating cash flow	355	453

INTERCONTINENTAL HOTELS GROUP PLC SECOND INTERIM FINANCIAL STATEMENTS

Note: the financial statements that follow are for the 12 month period to 30 September 2003 and include the results of the former Retail division up until Separation and all the accounting required by the Separation. The preceding Operating Review provides detailed information on the ongoing business of InterContinental Hotels Group PLC.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP PROFIT AND LOSS ACCOUNT
For the 12 months ended 30 September 2003

	2003 12 months				2002 12 months
	Before major exceptional items		Total		Before major exceptional items		Total
	£m		£m		£m		£m
Turnover (note 3*)	2,934		2,934		3,615		3,615
Costs and overheads, less other income	(2,516)		(2,516)		(2,997)		(3,074)

Operating profit (note 4*)	418		418		618		541
Non-operating exceptional items (note 5*)	3		(161)		—		53

Profit on ordinary activities before interest	421		257		618		594
Net interest (note 6)	(39)		(39)		(60)		(60)
Premium on early settlement of debt (note 5)	—		(136)		—		—

Profit on ordinary activities before taxation	382		82		558		534
Tax on profit on ordinary activities (note 7)	(83)		(23)		(167)		(52)

Profit on ordinary activities after taxation	299		59		391		482
Minority equity interests	(28)		(28)		(25)		(25)

Profit available for shareholders	271		31		366		457
Dividends on equity shares	(86)		(86)		(305)		(305)

Retained profit/(loss) for the period	185		(55)		61		152

Earnings per ordinary share (note 8):
Basic	—		4.2	p	—		62.5	p
Diluted	—		4.2	p	—		62.3	p
Adjusted	37.0	p	—		50.1	p	—

Dividend per ordinary share	—		11.7	p	—		41.7	p

*	Analysis of turnover, operating profit and non-operating exceptional items between continuing and discontinued operations is shown in the relevant notes.

INTERCONTINENTAL HOTELS GROUP PLC
STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
For the 12 months ended 30 September 2003

	2003 12 months	2002 12 months
	£m	£m

Profit available for shareholders	31	457
Reversal of previous revaluation gains due to impairment	—	(36)
Exchange differences on foreign currency denominated net assets*, borrowings and currency swaps	7	(36)

Other recognised gains and losses	7	(72)

Total recognised gains for the period	38	385

INTERCONTINENTAL HOTELS GROUP PLC
RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS
For the 12 months ended 30 September 2003

	2003 12 months	2002 12 months
	£m	£m

Profit available for shareholders	31	457
Dividends	(86)	(305)

	(55)	152
Other recognised gains and losses	7	(72)
Issue of Six Continents PLC ordinary shares	—	3
Issue of InterContinental Hotels Group PLC ordinary shares	10	—
Net assets of Retail business eliminated on separation	(2,777)	—
Movement in goodwill
Goodwill in Retail business eliminated	50	—
Exchange differences*	53	98

Net movement in shareholders’ funds	(2,712)	181

Opening shareholders’ funds	5,366	5,185

Closing shareholders’ funds	2,654	5,366

*	Including exchange differences on goodwill purchased prior to 30 September 1998 and eliminated against Group reserves.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP CASH FLOW STATEMENT
For the 12 months ended 30 September 2003

		2003 12 months	2002 12 months
		£m	£m

	Operating activities (note 9)	736	720

	Interest paid	(120)	(186)
	Costs associated with new facilities	(20)	—
	Premium on early settlement of debt	(136)	—
	Dividends paid to minority shareholders	(22)	(13)
	Interest received	97	124

	Returns on investments and servicing of finance	(201)	(75)

	UK corporation tax received/(paid)	30	(96)
	Overseas corporate tax paid	(14)	(27)

	Taxation	16	(123)

Paid:	Tangible fixed assets	(377)	(648)
	Fixed asset investments	(27)	(14)
Received:	Tangible fixed assets	261	134
	Fixed asset investments	9	15

	Capital expenditure and financial investment	(134)	(513)

	Acquisitions	—	(24)
	Disposals	—	9
	Separation costs	(65)	—

	Acquisitions and disposals	(65)	(15)

	Equity dividends	(269)	(299)

	Net cash flow (note 9)	83	(305)

	Management of liquid resources and financing	(21)	295

	Movement in cash and overdrafts	62	(10)

INTERCONTINENTAL HOTELS GROUP PLC
GROUP BALANCE SHEET
30 September 2003

	2003 30 Sept	2002 30 Sept
	£m	£m

Intangible assets	154	173
Tangible assets	4,029	7,641
Investments	245	249

Fixed assets	4,428	8,063

Stocks	40	91
Debtors	472	623
Investments	108	218
Cash at bank and in hand	91	84

Current assets	711	1,016

Creditors – amounts falling due within one year:
Overdrafts	(30)	(66)
Other borrowings	(3)	(782)
Other creditors	(1,058)	(1,425)

Net current liabilities	(380)	(1,257)

Total assets less current liabilities	4,048	6,806
Creditors – amounts falling due after one year:
Borrowings	(698)	(631)
Other creditors	(144)	(133)
Provisions for liabilities and charges:
Deferred taxation	(333)	(495)
Other provisions	(53)	(32)
Minority interests	(166)	(149)

Net assets (note 13)	2,654	5,366

Capital and reserves
Equity share capital	737	734
Share premium account	7	—
Revaluation reserve	279	1,020
Merger reserve	1,164	1,164
Profit and loss account	467	2,448

Equity shareholders’ funds	2,654	5,366

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation
The interim financial statements are for the InterContinental Hotels Group PLC Group for the 12 months ended 30 September 2003. Following shareholder and regulatory approval, on 15 April 2003 Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (IHG) comprising the Hotels and Soft Drinks businesses and Mitchells & Butlers plc (MAB) comprising the Retail and Standard Commercial Property Developments (SCPD) businesses.

The transfer of Six Continents PLC to InterContinental Hotels Group PLC (the ‘Company’) has been accounted for as a group reconstruction in accordance with the principles of merger accounting. The consolidated financial statements are therefore presented as if the Company had been the parent company of the Group throughout the periods presented. The results of MAB have been included in discontinued operations.

As a result of the change of accounting reference date to 31 December, IHG is required to present a second interim set of results. The interim financial statements, which are unaudited, comply with relevant accounting standards under UK GAAP and should be read in conjunction with the Six Continents PLC Annual Report and Financial Statements 2002.

The interim financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 30 September 2002 has been extracted from the Six Continents PLC published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

The accounting policies applied by the Group are consistent with those applied in 2002.

The period ended 30 September 2003 is regarded as a distinct financial period for accounting purposes; income and costs are recognised in the profit and loss account as they arise; tax is charged on the basis of the expected effective tax rate for the full 15 month period for IHG and the actual tax charge of MAB for the period up to 12 April 2003.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.60 (2002 £1=$1.48). In the case of the euro, the translation rate is £1 = € 1.48 (2002 £1 = € 1.60).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.67 (2002 £1=$1.56). In the case of the euro, the translation rate is £1 = € 1.43 (2002 £1 = € 1.59).

3.	Turnover	2003 12 months*		2002 12 months*
		$m	£m	$m	£m
	Hotels**
	Americas	883	552	862	584
	EMEA	1,302	813	1,209	819
	Asia Pacific	181	113	191	129

		2,366	1,478	2,262	1,532

	Soft Drinks		663		602

	InterContinental Hotels Group PLC***		2,141		2,134

	Retail
	Pubs & Bars		466		866
	Restaurants		323		609

			789		1,475
	SCPD		4		6

	Mitchells & Butlers plc***		793		1,481

			2,934		3,615

*	Other than for the Soft Drinks division which reflects the 52 weeks ended 27 September (2002 28 September) and the Retail division which reflects the 28 weeks ended 12 April (2002 52 weeks ended 28 September).
**	The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).
***	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

4.	Operating profit	2003 12 months*		2002 12 months*
		$m	£m	$m	£m
	Hotels**
	Americas	271	169	264	178
	EMEA	139	87	184	125
	Asia Pacific	28	17	36	24
	Other	(97)	(60)	(97)	(65)

		341	213	387	262

	Soft Drinks		78		63
	Other activities		(10)		4

	InterContinental Hotels Group PLC***		281		329

	Retail
	Pubs & Bars		91		190
	Restaurants		45		98

			136		288
	SCPD		1		1

	Mitchells & Butlers plc***		137		289

	Operating profit before operating exceptional items		418		618

	Hotels operating exceptional item (note 5)		—		(77)

	Operating profit		418		541

*	Other than for the Soft Drinks division which reflects the 52 weeks ended 27 September (2002 28 September) and the Retail division which reflects the 28 weeks ended 12 April (2002 52 weeks ended 28 September).
**	The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).
***	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

5.	Exceptional items	2003 12 months	2002 12 months
		£m	£m
	Operating exceptional item:
	Continuing operations – Hotels impairment charge* (note a)	—	(77)

	Non-operating exceptional items:
	Continuing operations:
	Cost of fundamental reorganisation* (note b)	(67)	—
	Separation costs* (note c)	(56)	(4)
	Profit on disposal of fixed assets	5	2

		(118)	(2)
	Discontinued operations:***
	Separation costs* (note c)	(41)	—
	Loss on disposal of fixed assets	(2)	(2)
	Profit on disposal of Bass Brewers* (note d)	—	57

		(43)	55

	Total non-operating exceptional items	(161)	53

	Total exceptional items before interest and taxation	(161)	(24)
	Premium on early settlement of debt* (note e)	(136)	—

	Tax credit/(charge) on above items**	60	(9)

	Exceptional tax credit* (note f)	—	114

	Total exceptional items after interest and taxation	(237)	81

	a.	Tangible fixed assets were written down in 2002 by £113m following an impairment review of the hotel estate. £77m was charged above as an operating exceptional item and £36m reversed previous revaluation gains.

	b.	Relates to a fundamental reorganisation of the Hotels business. The cost includes redundancy entitlements, property exit costs and other implementation costs.

	c.	On 15 April 2003 the separation of the Six Continents Group was completed. Costs of the separation and bid defence total £101m. £4m of costs were incurred in the year to 30 September 2002, the remainder in the 12 months to 30 September 2003.

	d.	Bass Brewers was disposed of in 2000. The profit in 2002 comprised £9m received in respect of the finalisation of completion account adjustments, together with the release of disposal provisions no longer required of £48m.

	e.	Relates to the premiums paid on the repayment of the Group’s £250m 10 3/8 per cent debenture and EMTN loans.

	f.	Represents the release of over provisions for tax in respect of prior years.

*	Major exceptional items for the purpose of calculating adjusted earnings per ordinary share (see note 8).
**	Major exceptional items, except for tax charges of £10m in September 2002, for the purpose of calculating adjusted earnings per ordinary share (see note 8).
***	Discontinued operations relate to Mitchells & Butlers plc and Bass Brewers, the latter having been sold in August 2000.

6.	Net interest	2003 12 months	2002 12 months
		£m	£m
	Interest receivable	90	116
	Interest payable and similar charges	(129)	(176)

		(39)	(60)

7.	Tax on profit on ordinary activities
		2003 12 months Before major exceptional items	2003 12 months Total	2002 12 months Total
		£m	£m	£m

	Current tax:
	UK corporation tax	(1)	(29)	(23)
	Foreign tax	30	27	64

		29	(2)	41
	Deferred tax	54	25	11

		83	23	52

Tax has been calculated using an estimated effective rate of 17% in respect of IHG together with the actual tax charge of Mitchells & Butlers plc for the period up to 12 April 2003 resulting in a combined effective rate of 22% (2002 30%) on profit on ordinary activities before taxation and major exceptional items. Tax relating to non-operating exceptional items (see note 5) is a credit of £60m, all of which relates to major items.

	In respect of 2002, tax relating to the non-operating exceptional items (see note 5) was a charge of £9m for the period to 30 September, of which £1m credit related to major items. The major operating exceptional item (see note 5) attracted no tax charge. The exceptional tax credit of £114m (see note 5) was included in UK corporation tax.

	The expected effective rate for the 15 months to 31 December 2003 for IHG has been reduced by releases of provisions relating to tax matters which have been settled or in respect of which the relevant statute of limitations has expired. The effective tax rate in the foreseeable future is also likely to be impacted by further negotiations with the relevant tax authorities which cannot be accurately predicted. If any of these issues are settled prior to 31 December 2003 this will further reduce the effective rate for IHG for 2003.

8.	Earnings per share
Basic earnings per ordinary share is calculated by dividing the earnings available for shareholders of £31m (2002 £457m), by 732m (2002 731m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 737m (2002 734m).

	Adjusted earnings per ordinary share is calculated as follows:
		2003 12 months	2002 12 months
		pence per ordinary share	pence per ordinary share

	Basic earnings	4.2	62.5

	Major exceptional items and tax thereon (notes 5, 7)	32.8	(12.4)

	Adjusted earnings	37.0	50.1

	Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by abnormal items.

9.	Net cash flow	2003 12 months £m	2002 12 months £m
	Operating profit before major exceptional items	418	618
	Depreciation and amortisation	253	271
	Other non-cash items	2	(4)

	Earnings before interest, taxation, depreciation and amortisation and major exceptional items	673	885
	Decrease/(increase) in stocks	3	(1)
	Increase in debtors	(3)	(92)
	Increase/(decrease) in creditors	98	(37)
	Provisions expended	(8)	(18)

	Operating activities before expenditure relating to major exceptional items	763	737
	Cost of fundamental reorganisation	(27)	—
	Major operating exceptional expenditure	—	(17)

	Operating activities	736	720
	Net capital expenditure (note 10)	(134)	(513)

	Operating cash flow (note 11)	602	207
	Net interest paid	(23)	(62)
	Dividends paid	(291)	(312)
	Tax received/(paid)	16	(123)

	Normal cash flow	304	(290)

	Acquisitions	—	(24)
	Disposals	—	9
	Premium on early settlement of debt	(136)	—
	Separation costs	(65)	—
	Costs associated with new facilities	(20)	—

	Net cash flow	83	(305)

10.		Net capital expenditure	2003 12 months £m	2002 12 months £m
		Hotels	30	259
		Soft Drinks	52	31
		Other activities	(9)	(3)

		InterContinental Hotels Group PLC*	73	287

		Retail	61	227
		SCPD	—	(1)

		Mitchells & Butlers plc*	61	226

			134	513

	*	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

11.		Operating cash flow	2003 12 months £m	2002 12 months £m
		Hotels	349	60
		Soft Drinks	76	77
		Other activities	25	(75)

		InterContinental Hotels Group PLC*	450	62

		Retail	148	144
		SCPD	4	1

		Mitchells and Butlers plc*	152	145

			602	207

*		InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

12.	Net debt	2003 12 months £m	2002 12 months £m
	Opening net debt	(1,177)	(1,001)
	Net cash flow (note 9)	83	(305)
	Ordinary shares issued	10	3
	Debt assumed by Retail business	570	—
	Exchange and other adjustments	(18)	126

	Closing net debt	(532)	(1,177)

	Comprising:
	Cash at bank and in hand	91	84
	Overdrafts	(30)	(66)
	Current asset investments	108	218
	Other borrowings:
	Due within one year	(3)	(782)
	Due after one year	(698)	(631)

		(532)	(1,177)

13.		Net assets	2003 30 Sept £m	2002 30 Sept £m
		Hotels	3,895	3,990
		Soft Drinks	266	246
		Other activities	13	125

		InterContinental Hotels Group PLC*	4,174	4,361

		Retail	—	3,467
		SCPD	—	26

		Mitchells & Butlers plc*	—	3,493

			4,174	7,854

		Net debt	(532)	(1,177)
		Other net non-operating liabilities	(988)	(1,311)

			2,654	5,366

	*	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

14.	Contingent liabilities
At 30 September 2003, the Group had contingent liabilities of £12m (2002 £16m), mainly comprising guarantees given in the ordinary course of business. IHG has entered into management contract arrangements in the ordinary course of business that include performance guarantees. Management does not anticipate any material funding under these arrangements in 2004.

15.	Auditors’ review

The auditors, Ernst & Young LLP, have reported to the directors on their review of these financial statements in accordance with the guidance issued by the Auditing Practices Board. Their unqualified report will be included in the Interim Financial Statements 2003 which will be sent to shareholders.
____________________

This announcement of the interim results for the 12 months ended 30 September 2003 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). Such statements include, but are not limited to, statements made in this document. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: events that impact domestic or international travel; levels of consumer and business spending in major economies where InterContinental Hotels Group does business; changes in consumer tastes and preferences; levels of marketing and promotional expenditure by InterContinental Hotels Group and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which InterContinental Hotels Group operates; the impact of the European Economic and Monetary Union; the ability of InterContinental Hotels Group to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.

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